FIRST AMENDENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT, dated as of the 26th day of April, 2019, to the Investment Advisory Agreement, dated as of December 15, 2017, as amended, (the “Advisory Agreement”) is entered into by and between Series Portfolios Trust, a Delaware statutory trust (the “Trust”), on behalf of the series listed on Schedule A, which may be amended from time to time (each a “Fund” and together, the “Funds”), and Heitman Real Estate Securities LLC (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Advisory Agreement; and

WHEREAS, the parties desire to amend Section 7(f) to the Advisory Agreement;

NOW, THEREFORE, the parties agree as follows:

Section 7(f) of the Advisory Agreement is amended as follows:
(f) Any such reductions made by the Adviser in its fees or payment of expenses which are the Fund’s obligation are subject to recoupment, if so requested by the Adviser. Any such recoupment is contingent upon Board of Trustees review and approval at the time the recoupment is made and such recoupment must be made in accordance with any existing operating expenses limitation agreement between the Adviser, on behalf of one or more of the Funds, and the Trust, as well as applicable guidance of the staff of the U.S. Securities and Exchange Commission. Such recoupment may not be paid prior to the Fund’s payment of current ordinary operating expenses.

Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

SERIES PORTFOLIOS TRUST on behalf of the series listed on Schedule A	HEITMAN REAL ESTATE SECURITIES LLC

By: /s/John J. Hedrick	By: /s/William Pogorelec
Name: John J. Hedrick	Name: William Pogorelec
Title: President and Principal Executive Officer	Title: SVP

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